Supplement dated September 8, 2025
to the Prospectus dated May 1, 2024, as supplemented
for Tri-Continental Corporation (the Fund)
 The Fund’s Board of Directors has approved a modification to the Fund’s stock repurchase program. Accordingly, effectively immediately, the ninth paragraph under the heading Summary of the Fund – Prospectus Summary is hereby superseded and replaced with the following:
In September 2025, the Fund’s Board of Directors (the Board) approved a stock repurchase program under which the Fund repurchases up to 5% of the Fund’s outstanding Common Stock during the year directly from stockholders and in the open market, provided that, with respect to shares purchased in the open market, the excess of the net asset value of a share of Common Stock over its market price (the discount) is greater than 10%; however, in order to facilitate the required distributions, no repurchases will be made during the period between the declaration date and the ex-dividend date for Fund distributions. During 2024, under a slightly different program that did not suspend Fund repurchases between declaration date and ex-dividend date of a Fund distribution, the Fund purchased 1,986,238 shares of Common Stock in the open market. The intent of the stock repurchase program is, among other things, to moderate the growth in the number of shares of Common Stock outstanding, increase the net asset value of the Fund’s outstanding shares, reduce the dilutive impact on stockholders who do not take capital gains distributions in additional shares and increase the liquidity of the Fund’s Common Stock in the marketplace.
The rest of the section remains the same.
Shareholders should retain this Supplement for future reference.
SUP240_12_013_(09/25)